UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: May 19, 2021

Commission File Number: 001-36891

Cellectis S.A.

(Exact Name of registrant as specified in its charter)

8, rue de la Croix Jarry

75013 Paris, France

+33 1 81 69 16 00

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Combined Shareholders’ Meeting

Cellectis S.A. (the “Company”) previously announced that a Combined Ordinary and Extraordinary General Meeting (the “Meeting”) will be held on June 1, 2021 beginning at 2:30 p.m. (Paris time) at 8, rue de la Croix Jarry, 4th floor, 75013 Paris, France.

In connection with the Meeting, the following documents, which are attached as exhibits hereto, are being provided to the Company’s shareholders and holders of the Company’s American Depositary Shares, as applicable, and are incorporated by reference herein:

EXHIBIT INDEX

Exhibit	Title

99.1	Brochure for Combined Ordinary and Extraordinary General Meeting of Cellectis S.A. provided to Shareholders

99.2	Depositary’s Notice of Combined Ordinary and Extraordinary General Meeting of Cellectis S.A. to Holders of American Depositary Shares

99.3	Voting Instructions for Holders of American Depositary Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLECTIS S.A.
(Registrant)

May 19, 2021	By:	/s/ André Choulika
André Choulika
Chief Executive Officer